UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-15898

CASUAL MALE RETAIL GROUP, INC. 401(K) SALARY SAVINGS PLAN

(Full title of the plan)

CASUAL MALE RETAIL GROUP, INC.

555 Turnpike Street

Canton, Massachusetts 02021

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Participants

Casual Male Retail Group, Inc.

401(k) Salaried Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Casual Male Retail Group, Inc. 401 (k) Salaried Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year (December 31, 2006) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, NY

June 18, 2007

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	December 31,
	2006	2005
Assets
Investments, at fair value (Notes 2 and 3)	$26,223,826	$18,713,430
Participant loans receivable	631,611	576,991

Total Investments	26,855,437	19,290,421
Employer contributions receivable	539,609	508,016

Total Assets	27,395,046	19,798,437
Liabilities
Excess deferred compensation contributions (Note 8)	100,900	58,103

Net assets reflecting all investments at fair value	27,294,146	19,740,334
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,829	1,305

Net assets available for benefits	$27,299,975	$19,741,639

See accompanying notes to Financial Statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions
Net appreciation in fair value of investments (Note 3)	$1,518,814
Interest and dividend income	1,247,750
Transfers into the Plan (Note 1)	107,122

2,873,686
Contributions:
Employee	1,611,339
Employer	539,609
Rollovers	158,450

2,309,398
Transfer from merged employee benefit plan (Note 1)	5,130,252

Total additions	10,313,336
Deductions
Benefits paid directly to participants	2,439,826
Administrative Fees	46,361
Transfers out of the Plan (Note 1)	268,813

Total deductions	2,755,000
Net increase	7,558,336
Net assets available for benefits at beginning of year	19,741,639

Net assets available for benefits at end of year	$27,299,975

See accompanying notes to Financial Statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1- Description of the Plan

The following description of Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain eligible employees of Casual Male Retail Group, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 2006, the Rochester Big and Tall Profit Sharing Plan was merged with this Plan and the Company’s 401(k) Hourly Savings Plan. Accordingly, the assets of $5,130,252, for the salaried participants who met the eligibility requirements, as defined below, were transferred into the Plan.

Eligibility

All regular, full-time (as defined in the Plan) salaried employees of the Company who have completed six months of employment and are at least 21 years of age are eligible to participate in the Plan. After completing age and service requirements, the employee can enter the Plan on the first day of any subsequent month.

As participants change positions at the Company, they may change from hourly to salary status or vice versa. Assets transferred to the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2006 were $268,813. Assets transferred from the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2006 were $107,122.

Contributions

Each year, participants may contribute from 1% to 80% of pretax annual compensation as defined in the Plan, subject to the provisions of ERISA. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The employer matching contribution is discretionary at the option of the Company’s Board of Directors. For the year ended December 31, 2006, the Company’s matching contribution was 50% up to the first 6% of compensation that a participant contributed to the Plan.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 - Description of the Plan (continued)

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, plan earnings and an allocation of plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

Amounts forfeited under the Plan are used to reduce future employer contributions and administrative expenses. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $30,983 and $15,099, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct their elective contribution and Company contributions into various investment options offered by the Plan.

Participants may change their investment options at any time.

Participant Loans

Participants may borrow the lesser of $50,000 reduced by the individual’s highest outstanding loan balance during the preceding twelve months or 50% of the individual’s vested balance with a minimum of $1,000 per loan. Loan transactions are treated as a transfer to/(from) the investment fund and from/(to) the Participant Loans fund. Loans are secured by the balance in the participant’s account. Loan terms range from one to five years unless the loan is used to purchase a primary residence, in which case the loan may be repaid over a fifteen-year period. Other restrictions, as specified in the Plan agreement, may apply to a participant’s loan transaction. Interest rates range from 5.0% to 10.5% at December 31, 2006. Principal and interest is paid ratably through payroll deductions.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 - Description of the Plan (continued)

Plan Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company. During 2006, certain administrative expenses were paid by the Company.

Payment of Benefits

On termination of service for any reason, a participant may receive a lump sum amount equal to the vested value of the participant’s vested interest in his or her account, if the vested interest is $5,000 or less. If the participant’s vested interest is over $5,000, the participant may elect to receive payment in a lump-sum amount or installments paid over a certain number of years selected by the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Investments are stated at fair value. Mutual funds and common stocks are stated at fair value which equals the quoted market price on the last business day of the Plan year. The fair value of units in the common collective trust fund is the net fair value of the underlying assets as determined generally by using commercial quotation services. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Adoption of New Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAD INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006.

Payment of Benefits

Benefits are recorded when paid.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 3 - Investments

During 2006, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Net Appreciation in Fair Value of Investments
Mutual funds	$764,908
Common collective trusts	426,485
Common stock	327,421

$1,518,814

Investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31,
	2006		2005
Putnam Stable Value Fund	$4,589,478	16.8%	$4,662,221	23.6%
Putnam S&P 500 Fund	3,026,806	11.1%	2,987,527	15.1%
American Funds Growth Fund of America Class	2,886,226	10.6%	1,617,559	8.2%
Putnam RetirementReady 2010	2,552,814	9.4%	—	—
PIMCO Total Return Adm	—	—	1,220,039	6.2%
Putnam RetirementReady Maturity	2,521,026	9.2%	—	—
The George Putnam Fund of Boston	—	—	2,799,100	14.2%

	$15,576,350	57.1%	$13,286,446	67.3%

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 4 - Investment Contract with Insurance Company

The Plan entered into a benefit-responsive investment contract with Putnam Investments (Putnam). Putnam maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Putnam, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 4 - Investment Contract with Insurance Company (continued)

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2006	2005
Based on actual earnings	4.69%	4.72%
Based on interest rate credited to participants	5.07%	5.19%

Note 5 - Nonparticipant-Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
Net assets:	2006	2005
Putnam Stable Value Fund	$30,983	$15,099

Changes in net assets:	For the Year Ended December 31, 2006
Interest and dividend income	$670
Forfeitures relating to current year distributions and withdrawals	33,506
Administrative expenses	(18,292)

$15,884

Note 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 7 - Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 9, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Note 8 - Excess Deferred Compensation Contributions

Excess contributions to the Plan for the year ended December 31, 2006 were $123,253. The Company returned $100,900 of the excess contribution to the participants on March 15, 2007 and $22,353 on March 29, 2007. The $100,900 is recorded as a deduction from contributions for the year ended December 31, 2006 and the $22,353 will be shown as distributions for the year ended December 31, 2007.

Excess contributions to the Plan for the year ended December 31, 2005 were $167,391. The Company returned $58,103 of the excess contribution to the participants on March 14, 2006 and $109,288 on October 30, 2006.

Note 9 - Subsequent Event

Effective January 1, 2007, the assets of the Plan were transferred to Fidelity Investments.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

EIN: 04-2623104/Plan Number: 004

Schedule H, Line 4i – Schedule of Assets Held For Investment Purposes at End of Year

(December 31, 2006)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units	Current Value
Commingled funds held through Putnam Investments:
	*Putnam Stable Value Fund (1)	4,589,478	$4,589,478
	*Putnam S&P 500 Fund	81,783	3,026,806
Mutual funds held through Putnam Investments:
	American Funds Growth Fund of America Class	88,944	2,886,226
	Pimco Total Return Adm	127,979	1,328,422
	Columbia Acorn Fund	30,468	884,174
	Dodge & Cox Stock Fund	5,589	857,760
	Hotchkis & Wiley Lg Cap Value Fund	33,919	855,089
	Janus Mid Cap Value Fund	30,667	730,192
	Dodge & Cox International Fund	15,861	692,482
	Artisan Mid Cap Fund	21,906	667,272
	Columbia Small Cap Value Fund II	35,450	484,242
	MSIF Small company Growth Fund	34,597	436,959
	Victory Diversified Stock	23,373	421,881
	*Putnam Retirementready Maturity	44,105	2,521,026
	*Putnam International Equity Fund	35,762	1,120,411
	*Putnam Retirementready 2010 Fund	43,984	2,552,814
	*Putnam Retirementready 2015 Fund	9,416	625,717
	*Putnam Retirementready 2020 Fund	5,963	402,821
	*Putnam Retirementready 2030 Fund	4,286	308,741
	*Putnam Retirementready 2025 Fund	3,436	257,299
	*Putnam Retirementready 2040 Fund	1,186	90,223
	*Putnam Retirementready 2045 Fund	521	40,041
	*Putnam Retirementready 2035 Fund	483	35,401
	*Putnam Retirementready 2050 Fund ClassA	4	240
	*Casual Male Retail Group, Inc – Common Stock	31,719	413,938
* Participant loans	5.0% - 10.5%		631,611

			$26,861,266

*	Indicates party-in-interest to the Plan.

(1)	Includes $30,983 of nonparticipant-directed, unallocated forfeitures for which historical cost approximates to current value.

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes –Oxley Act of 2002

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Casual Male Retail Group, Inc. 401(k) Salary Savings plan

By:	/s/ Dennis R. Hernreich
Dennis R. Hernreich, Executive Vice President, Chief
Financial Officer and Chief Operating Officer of Casual Male Retail Group, Inc., the Plan Administrator

June 26, 2007